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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ENTERS DEVELOPMENT AND COMMERCIALIZATION AGREEMENT WITH EDDINGPHARM FOR BRINAVESS™ IN CHINA

Vancouver, Canada, Dec 19, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that one of its subsidiaries has entered into an agreement with Eddingpharm to develop and commercialize BRINAVESS™ in China, Taiwan, and Macau and re-launch BRINAVESS in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESS in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm has agreed to an upfront payment of US $1.0 million and specific annual commercial goals for BRINAVESS. Cardiome is also eligible to receive regulatory milestone payments of up to US $3.0 million. Other financial details have not been disclosed.

"Cardiome is extremely pleased to enter into this BRINAVESS development and commercialization agreement with Eddingpharm for China and these additional regions," said Karim Lalji, Cardiome's Chief Commercial Officer. "China is a market with significant opportunity and we have found a very competent partner in Eddingpharm who can unlock the full value of BRINAVESS in this rapidly growing region. Our agreement with Eddingpharm reaffirms Cardiome's dedication to have BRINAVESS available to all patients suffering from atrial fibrillation worldwide."

"Eddingpharm is excited to have the opportunity to develop and introduce BRINAVESS to the Chinese market," said Xin Ni, Eddingpharm's founder and CEO. "BRINAVESS will be a key hospital product for the future of our company and we are committed to making this drug available to all our customers throughout the regions covered by this agreement."

In 2012, the Chinese pharmaceutical market was estimated to be valued at US $80B.[1]

References:

1. IMS Consulting Group. Growing Pains: China's new pharma realities, and the necessity of an informed strategy in bridging the gap between assumed and realized growth, 2013

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Eddingpharm

Founded in 2001, Eddingpharm is a fast growing specialty pharmaceutical company in the Chinese market, committed to actively introducing quality products into China's pharmaceutical market. The Company focuses on the development and promotion of pharmaceutical products in four therapeutic areas: clinical nutrition, oncology, antibiotics and respiratory system. Eddingpharm has established long-term cooperative relationships with a number of multinational pharmaceutical companies and overseas specialty pharmaceutical companies, and has built up a competitive product portfolio and pipeline in the four major therapeutic areas. Eddingpharm recently established its U.S. affiliate and set up a product development team with R&D capabilities in Los Angeles, CA, USA, to coordinate and communicate with leading global R&D institutions and explore opportunities for introducing innovative pharmaceutical products in China. The Company currently employs over 700 people.

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For Further Information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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